SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lawson Software, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

52078P102
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
3,127,772 (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
3,127,772  (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,127,772 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.93%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
3,127,772 (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
3,127,772  (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,127,772 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.93%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
3,127,772  (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
3,127,772 (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,127,772  (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.93%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
5,369,407  (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
5,369,407  (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,369,407  (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.32%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund II LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
1,879,571  (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
1,879,571  (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,879,571 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.16%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund III LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
709,793  (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
709,793  (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
709,793 (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.44%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
7,958,771  (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
7,958,771  (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,958,771  (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.92%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
4,552,315  (includes Shares underlying call options. See Item 5)

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
4,552,315  (includes Shares underlying call options. See Item 5)

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,552,315  (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      2.82%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
4,552,315  (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
4,552,315  (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,552,315  (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.82%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
12,511,086  (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
12,511,086  (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,511,086  (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.74%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
12,511,086  (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
12,511,086  (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,511,086  (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.74%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
12,511,086  (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
12,511,086  (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,511,086  (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.74%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
12,511,086  (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
12,511,086  (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,511,086  (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.74%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  52078P102

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
12,511,086  (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
12,511,086  (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,511,086  (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.74%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  52078P102

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
15,638,858  (includes Shares underlying call options. See Item 5)

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
15,638,858  (includes Shares underlying call options. See Item 5)

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,638,858  (includes Shares underlying call options. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.67%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on May 24, 2010 by the Reporting Persons (as defined in the Schedule 13D) with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by Lawson Software, Inc. (the “Issuer”) is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons hold, in the aggregate, 15,638,858 Shares (including Shares underlying call options. See Item 5). The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $91.1 million (including commissions and premiums for the options to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing.  As of the close of business on June 7, 2010, the indebtedness of (i) High River’s margin account was approximately $414.7 million, (ii) Icahn Partners’ margin account was approximately $164.6 million, (iii) Icahn Master’s margin account was approximately $225.4 million, (iv) Icahn Master II’s margin account was approximately $65.4 million, and (v) Icahn Master III’s margin account was approximately $32.0 million.

Item 5.                      Interest in Securities of the Issuer

Items 5 (a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 15,638,858 Shares (including Shares underlying call options), representing approximately 9.67% of the Issuer's outstanding Shares (based upon the 161,711,144 Shares stated to be outstanding as of March 31, 2010 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on April 9, 2010).

(b) High River has sole voting power and sole dispositive power with regard to 3,127,772 Shares (including Shares underlying call options). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 5,369,407 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,879,571 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 709,793 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,552,315 Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Item 5 (c) of the Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected since May 24, 2010, the date of the last Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Shares, inclusive of any transactions effected through 5:00 p.m., New York City time, on June 8, 2010. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River LP	05/24/2010	60,880(1)	3.17(2)
High River LP	05/25/2010	81,000(1)	3.12(2)
High River LP	05/26/2010	102,771(1)	3.14(2)
High River LP	06/03/2010	16,321(1)	3.51(2)
High River LP	06/04/2010	60,000(1)	3.26(2)
High River LP	06/08/2010	43,620(1)	2.93(2)

Icahn Partners LP	05/24/2010	88,657(1)	3.17(2)
Icahn Partners LP	05/25/2010	117,957(1)	3.12(2)
Icahn Partners LP	05/26/2010	149,662(1)	3.14(2)
Icahn Partners LP	06/03/2010	21,311(1)	3.51(2)
Icahn Partners LP	06/04/2010	82,737(1)	3.26(2)
Icahn Partners LP	06/08/2010	63,487(1)	2.93(2)

Icahn Partners Master Fund LP	05/24/2010	104,485(1)	3.17(2)
Icahn Partners Master Fund LP	05/25/2010	139,016(1)	3.12(2)
Icahn Partners Master Fund LP	05/26/2010	176,381(1)	3.14(2)
Icahn Partners Master Fund LP	06/03/2010	29,333(1)	3.51(2)
Icahn Partners Master Fund LP	06/04/2010	103,001(1)	3.26(2)

	06/08/2010	74,881(1)	2.93(2)

Icahn Partners Master Fund II L.P.	05/24/2010	36,578(1)	3.17(2)
Icahn Partners Master Fund II L.P.	05/25/2010	48,666(1)	3.12(2)
Icahn Partners Master Fund II L.P.	05/26/2010	61,746(1)	3.14(2)
Icahn Partners Master Fund II L.P.	06/03/2010	10,167(1)	3.51(2)
Icahn Partners Master Fund II L.P.	06/04/2010	36,056(1)	3.26(2)
Icahn Partners Master Fund II L.P.	06/08/2010	26,212(1)	2.93(2)

Icahn Partners Master Fund III L.P.	05/24/2010	13,800(1)	3.17(2)
Icahn Partners Master Fund III L.P.	05/25/2010	18,361(1)	3.12(2)
Icahn Partners Master Fund III L.P.	05/26/2010	23,296(1)	3.14(2)
Icahn Partners Master Fund III L.P.	06/03/2010	4,472(1)	3.51(2)
Icahn Partners Master Fund III L.P.	06/04/2010	13,616(1)	3.26(2)
Icahn Partners Master Fund III L.P.	06/08/2010	9,898(1)	2.93(2)

(1) Shares underlying American-style call options purchased by the applicable Reporting Person in the over-the-counter market, which expire on May 11, 2012.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $4.85.  This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6.                      Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

Call Options

The Reporting Persons have purchased American-style call options referencing an aggregate of 6,128,456 Shares, which expire on May 11, 2012. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.  These agreements are further described in Item 5(c).

Put Options

The Reporting Persons have sold European-style put options referencing an aggregate of 6,128,456 Shares, which expire on May 11, 2012. The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2010

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN